TOWER ONE SECURES FINANCING FOR 150 TOWERS

April 4, 2019 - VANCOUVER, BC, CANADA – TOWER ONE WIRELESS CORP. (CSE: TO) (OTCQB: TOWTF) (Frankfurt: 1P3N) (“Tower One” or the “Company”) announced today it has entered into a development agreement with a Third Party for Mexico and Colombia to develop 150 tower sites with total advances to date of approx. $1,800,000 USD. Tower One will handle all steps of completing the built to suit towers and the Third Party will have the right to purchase those sites at 15x Tower Cash Flow.

Additionally, Tower One completed the sale of 23 towers from its Colombia operations to the Third Party. The company built the towers at a cost of approx. $900,000 USD and sold them for $2,600,000 USD at an average sale price of approx. $115,000 USD. The company has utilized the proceeds of the sale to complete additional towers in Argentina, Mexico and Colombia as well debt repayment, general and administrative expenses.

Country	In-Service Towers	Collocations	Tenants	Towers under construction
Argentina	45	16	61	19
Colombia	33 (23)	6(4)	12	5
Mexico	27	-	27	7
Total	105 (23)	22 (4)	100	31

About Tower One

Tower One Wireless Corp.’s principal business is to build, own and operate multi-tenant wireless telecommunications infrastructure (“towers”) in Latin America. Tower One leases space on its towers to mobile network operators. The company is focused on the build to suit tower industry whereby a long-term lease is secured with a tenant prior to building a tower. The Company operates in the three largest Spanish speaking countries in Latin America (Argentina, Colombia and Mexico) with a combined population of approximately 220 million people.

Contact Information

Corporate Communications
USA (917) 546-3016
E-mail: info@toweronewireless.com
Website: www.toweronewireless.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

FORWARD LOOKING STATEMENTS

Certain statements in this release are forward-looking statements, which include regulatory approvals and other matters. Forward- looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Such information can generally be identified by the use of forwarding looking wording such as “may”, “expect”, “estimate”, “anticipate”, “intend”, “believe” and “continue” or the negative thereof or similar variations. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific that contributes to the possibility that the predictions, estimates, forecasts, projections and other forward looking statements will not occur. Forward-looking statement are necessarily based upon a number of factors that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements express or implied by such statements. These assumptions, risks and uncertainties include, among other things, the state of the economy in general and capital markets in particular, present and future business strategies, the environment in which the Company will operate in the future, and other factors, many of which are beyond the control of the Company. While such estimates and assumptions are considered reasonable by the management of the Company, they are inherently subject to significant business, economic, competitive and regulatory uncertainties and risks. There can be no assurance that the proposed Transaction will be completed or, if completed, will be successful.